EXHIBIT 99.1







           [KRAFT BROS., ESSTMAN, PATTON & HARRELL, PLLC LETTERHEAD]





May 17, 2004



First Southern Bancshares, Inc.
Court Street
Florence, Alabama


We are not able to complete the review of the Company's consolidated financial statements as of and for the quarter ended March 31, 2004 in time for the Company's 10QSB to be filed timely. The review process required additional time to complete. We anticipate completion of our procedures and issuance of our report on the financial statement in the near future, within five days of the prescribed due date.


/s/ Kraft Bros., Esstman, Patton & Harrell, PLLC

Kraft Bros., Esstman, Patton & Harrell, PLLC